File No. 70-9089

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

POST-EFFECTIVE AMENDMENT NO.  7

TO

FORM U-1

APPLICATION/DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

(the Act)

GRANITE STATE ELECTRIC COMPANY (Granite)
MASSACHUSETTS ELECTRIC COMPANY (Mass Electric)
NANTUCKET ELECTRIC COMPANY (Nantucket)
THE NARRAGANSETT ELECTRIC COMPANY (Narragansett)
NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION (NEET)
NEW ENGLAND ENERGY INCORPORATED (NEEI)
NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.(Mass Hydro)
NEW ENGLAND HYDRO-TRANSMISSION CORPORATION (NH Hydro)
NEW ENGLAND POWER COMPANY (Power Company)
NATIONAL GRID USA SERVICE COMPANY, INC. (Service Company)

and

NATIONAL GRID USA (National Grid USA)

(Names of companies filing this statement)

25 Research Drive, Westborough, Massachusetts 01582
407 Miracle Mile, Suite 1, Lebanon, NH 03766 (Granite)
25 Fairgrounds Road, Nantucket, MA 02554 (Nantucket)
280 Melrose Street, Providence, RI 02901 (Narragansett)

(Addresses of principal executive offices)

NATIONAL GRID GROUP plc

(Name of top registered holding company parent of the participating companies herein)

John G. Cochrane     Kirk L. Ramsauer
Vice President and Treasurer     Deputy General Counsel
National Grid USA     National Grid USA
25 Research Drive     25 Research Drive
Westborough, Massachusetts 01582     Westborough, Massachusetts 01582

(Names and addresses of agents for service)

     Form U-1 Application/Declaration dated August 18, 1997 (Commission's File No. 70-9089), which became effective by Order of the Commission dated October 29, 1997 (HCAR No. 26768), was amended by Post-Effective Amendment Nos. 1 and 2 and, as amended, became effective by Order of the Commission dated June 2, 1998 (HCAR No. 26881), and was amended by Post-Effective Amendments No. 3, 4, 5, and 6, and is hereby further amended by this Post-
Effective Amendment No. 7 as follows:

Item 1. Description of Proposed Transactions, as described in Post-Effective Amendment No. 3 is hereby amended to read as follows:

Introduction
-------------

     By Orders of the Commission dated October 29, 1997 (HCAR No. 26768) and June 2, 1998 (HCAR No. 26881) in File No. 70-9089, certain subsidiaries of the New England Electric System (NEES) (now, National Grid USA) were authorized to enter into short-term borrowing arrangements through October 31, 2001.

     By Order of the Commission dated March 15, 2000 (HCAR No. 27154) in File Nos. 70-9473 and 70-9519 (the March Order), the existing financing authority was extended through May 31, 2003, and the addition as lenders to the Money Pool of Intermediate Companies (as defined in the Order) and all other newly formed or acquired or nonparticipating National Grid USA subsidiaries was authorized. (The March Order also authorized the acquisition of NEES by National Grid plc.)

     By Orders of the Commission dated April 15, 1997 (HCAR No. 26704) and March 20, 1998 (HCAR No. 26875) in File No. 70-8955, Eastern Utilities Associates (EUA) and certain of its subsidiaries were authorized to enter into certain borrowing arrangements through July 31, 2002.

     On April 19, 2000, pursuant to order of the Commission dated April 14, 2000 (HCAR No. 27166) in File No. 70-9537, EUA was merged into National Grid USA. On May 1, 2000, certain EUA subsidiaries were merged into certain National Grid USA subsidiaries, as follows:


     EUA Company     National Grid USA Company


     Blackstone Valley Electric     Narragansett
     Company (Blackstone)

     Eastern Edison Company (Eastern)     Mass. Electric

     EUA Service Corporation (EUA Service)     Service Company

     Montaup Electric Company (Montaup)     Power Company

     Newport Electric Corporation     Narragansett
     (Newport)

The companies believe the short term borrowing authority of these EUA companies granted in File No. 70-8955 terminated upon completion of these mergers.

     On April 28, 2000, the Service Company filed an Application/Declaration in File No. 70-9673 proposing, among other things, to restructure its capitalization to reduce its equity capital by approximately $12 million. The recapitalization was effected on February 1, 2001, pursuant to Order of the Commission dated January 5, 2001 (HCAR No. 27333).

     The below-listed companies now seek to amend their borrowing authority to reflect their current corporate structures and cash requirements.

Borrowing Limits
-----------------

     On May 1, 2000, the EUA operating companies and service company were consolidated into the National Grid USA companies listed below. As a result of this consolidation, the existing borrowing authorities for the surviving National Grid USA companies need to be increased. This will cover their expanded requirements following consolidation. The companies propose to adjust their maximum outstanding amounts as shown below:


     Borrowing Company     Borrowing Authority

          Old     Requested

     Mass. Electric     $150,000,000     $275,000,000
        (Eastern Edison)     $ 75,000,000

     Nantucket     $  5,000,000     $  6,000,000

     Narragansett     $100,000,000     $145,000,000
        (Blackstone)     $ 20,000,000
        (Newport)     $ 25,000,000

     Service Company       $ 12,000,000     $ 60,000,000
        (EUA Service)     $ 15,000,000


     As a result of the consolidation of Eastern Edison into Mass. Electric, Mass. Electric's peak borrowing during May was very close to its borrowing limit. Furthermore, Mass. Electric has experienced a significant lag in the recovery of its standard offer and default service costs. At December 31, 2000, unrecovered standard offer and default service costs were approximately $130 million. These deferrals are expected to exceed $200 million by the middle of the year 2001. This money would be recovered over time, but, until then, would obviously put significant pressure on Mass. Electric's short-term borrowing capacity. Based upon this potential cash requirement and upon the previously existing borrowing authorizations, Mass. Electric is proposing that its borrowing limit be increased to $275 million to cover peak borrowings.

     Nantucket is proposing that its borrowing limit be increased to $6 million to provide additional flexibility to cover peak borrowings. During the third quarter of 1999, Nantucket's peak borrowing was almost $5 million.

     As shown, the borrowing level for Narragansett reflects the previous authority granted its component parts.

     Immediately prior to the merger with the Service Company, EUA Service paid off $4 million of its existing 10.2% debt. In 1994, the then NEES Companies established a Rabbi Trust to provide additional security to participants in certain executive benefit programs. A rabbi trust provides participants in nonqualified benefit plans protections similar to those of qualified pension plan trusts, except the assets remain available to company creditors, and is used by many, if not most, large employers. The Rabbi Trust is, therefore, necessary to obtain and retain company executives. As a result of benefits triggered by the merger of NEES and The National Grid Group plc, the Service Company has transferred an additional $8 million into the Trust. The Service Company has also made other compensation payments to executives as a result of the National Grid USA merger and the acquisition of EUA. The Service Company expects to undertake significant computer enhancements in connection with the proposed merger between National Grid Group plc and Niagara Mohawk Holdings, Inc. (File No. 70-9849). The preliminary estimate of the cost of consolidating the systems, including general ledger and other operational systems, is in the neighborhood of $20 million. After completion of the project, the expenditures will be funded through a lease agreement; however, prior thereto, the outlays will put pressure on the borrowing limits of the Service Company. Finally, as described above, the Service Company reduced its equity capital by over $12 million. Based upon these potential cash demands and upon the previously existing borrowing authorizations, the Service Company is proposing that its borrowing limit be increased to $60 million.

     No increase in borrowing authority is requested for the other Borrowing Companies. No extension of the effective term of the borrowing authority beyond May 31, 2003, as provided in File No. 70-9519 is requested.

Sale of Commercial Paper to Dealers
-----------------------------------

     Mass. Electric, Narragansett, and the Power Company (the CP Issuers) propose to issue and sell commercial paper directly to one or more nationally recognized commercial paper dealers (CP Dealer). The CP Programs for Mass. Electric and Narragansett are not now active. Currently, the CP Dealer for the Power Company is Merrill Lynch Money Markets Incorporated, but this may change as warranted.

     The commercial paper so issued and sold will satisfy the requirements of
Section 3(a)(3) of the Securities Act of 1933 and be in the form of unsecured promissory notes having varying maturities of not more than 270 days. Actual maturities will be determined by market conditions, the effective interest cost to the issuer, and the issuer's cash requirements at the time of issuance. The commercial paper will be in denominations of not less than $50,000. The terms of the commercial paper will not provide for prepayment prior to maturity. The commercial paper will be purchased by the CP Dealer from the issuer at a discount which will not be in excess of the discount then prevailing for commercial paper of comparable quality and maturity which is sold by public utility issuers to commercial paper dealers. The CP Dealer will initially reoffer the commercial paper at a discount rate not more than 1/8 of 1% per annum less than the prevailing discount rate to the issuer.

     The effective interest cost to the issuer of commercial paper will generally not exceed the effective interest cost of the base lending rate at Fleet/Boston (formerly BankBoston). However, the effective interest cost of such paper is based on the supply of, and demand for, similar paper at the time of sale. Specifically, on several previous occasions short-term money markets have become very volatile during brief periods of extraordinary demand, and the interest costs of commercial paper have exceeded bank base rates. Bank borrowing agreements, under which the CP Issuers must borrow as an alternative to selling commercial paper, generally provide that the interest rate of such borrowings shall be the then current money market rate. Although under the described circumstances the interest cost of commercial paper may exceed the bank base rate, it may still be less than the alternative money market rates at which the CP Issuers would otherwise then be forced to borrow. Likewise, the CP Issuers may be able to negotiate a shorter borrowing period in the commercial paper market than from banks. Because such volatile market conditions usually exist for brief periods, it is not anticipated that any sale of commercial paper with interest costs in excess of bank base rates would have a significant marginal impact on the annual interest cost of the CP Issuers.

     The CP Issuers will issue commercial paper or borrow from banks if there are not sufficient surplus funds available from the Money Pool to meet their needs. The decision to borrow from banks or issue commercial paper will be based on the cost of such funds and their availability for the anticipated borrowing period.

Borrowings from and Loans to the Money Pool
--------------------------------------------

     The Borrowing Companies propose to reduce their need for outside borrowing through the continued use of the Money Pool. Under the Money Pool, surplus funds that may be available from day to day in the treasuries of the Participating Companies are used to make loans to the Borrowing Companies in need of short-term funds. The CP Issuers will pay interest at a rate equal to the rated monthly average of the rates of their individual outstanding commercial paper. For periods when a CP Issuer does not have outstanding commercial paper, its rate will be the monthly average of the rate for high grade 30-day commercial paper as published in the Wall Street Journal. The rate for all other borrowing will be 108% of the monthly average of the rate for high grade 30-day commercial paper sold through dealers by major corporations as published in the Wall Street Journal. Although there are no stated maturities, the loans made by the Money Pool are payable on demand, and may be prepaid by the borrower without penalty. Borrowings may, but need not be, evidenced by notes. Borrowings will be available first to the wholly owned subsidiaries of National Grid USA (The Group I Borrowers). Thereafter, if the Money Pool still has additional funds, these will be available to the non-wholly owned subsidiaries of National Grid USA participating in the pool (the Group II Borrowers) before external investments are made. All funds borrowed by the Group II Borrowers will be used for their own internal financing and will not be loaned to stockholders. Each of the companies listed on the cover hereof, including National Grid USA, (the Participating Companies) has been granted authority to lend money in the Money Pool under the current terms thereof. As noted under "Introduction" above, all National Grid USA subsidiaries, including former EUA companies, are authorized to participate in the Money Pool.

     Each member determines each day, on the basis of cash flow projections, the amount of surplus funds it has available for investment in the Money Pool. The surplus funds are transferred to a Service Company account. The Service Company administers and maintains, as agent, the Money Pool for the member companies.

     The current terms of the Money Pool are unchanged (authorized in Commission's File No. 70-8675 and shown in Exhibit G thereto).

Borrowings from Banks
----------------------

     The proposed borrowings by the Borrowing Companies from banks will be evidenced by notes maturing in less than one year from the date of issuance. The Borrowing Companies will negotiate with the banks the interest costs of such borrowings. The Borrowing Companies maintain lines of credit for limited amounts with banks. In connection with these lines, the Borrowing Companies pay commitment fees in lieu of compensating balances. The effective interest cost of borrowings from a bank will not exceed the greater of the bank's base or prime lending rate, or the rate published in the Wall Street Journal as the high federal funds rate, plus, in either case, one percent. Based on the current base lending rate of 8.5% and an equivalent or lower high federal funds rate, the effective interest costs of such a borrowing today would not exceed 9.5% per annum.

     Certain of such borrowings may be without prepayment privileges. Payment of any short-term promissory notes prior to maturity will be made on the basis most favorable to the Borrowing Companies, taking into account fixed maturities, interest rates, and any other relevant financial considerations.

     The Borrowing Companies have made arrangements with certain banks for lines of credit, for various purposes, including support of commercial paper.

Direct Loans by National Grid USA
----------------------------------

     The Service Company and National Grid USA further seek authorization for the option of meeting the Service Company's borrowing requirements by direct loans from National Grid USA to the Service Company. As previously agreed to with the Commission staff in connection with the Staff's audit of the Service Company, such loans would be at the rate equal to the prime rate for Fleet/Boston less 1%. Based on the current prime rate of 9.5%, the effective interest costs of such borrowings would be 8.5%. Although there will be no stated maturities, such borrowings may be prepaid by the Service Company without penalty. The borrowings may, but need not, be evidenced by notes.

Filing of Certificates of Notification
---------------------------------------------

     Within 45 days after the end of each calendar quarter, the Participating Companies will file a certificate of notification covering the transactions effected pursuant to the authority requested herein during such quarter. Such certificate will show the names of the borrowers, and for each borrower, the dates and amounts of all new money borrowings, whether by issuance of notes to banks, or by sale of commercial paper (including money borrowed from banks to pay the Money Pool or CP Dealers, or borrowed from the Money Pool to pay banks or CP Dealers, or borrowed by sale of commercial paper to pay the Money Pool or banks), the names of the lenders, the maximum concurrent amount of notes outstanding to banks, the Money Pool and CP Dealers, the aggregate total outstanding at any one time, and the aggregate total outstanding at the end of such quarter. Each certificate will include, with respect to the issue and sale of commercial paper, the effective interest cost for such promissory note issued as commercial paper. The final certificate of notification will be accompanied by the required past tense opinion of counsel.

Rule 54 Analysis
-----------------

     Under Rule 54, the Commission may not consider the effect of the capitalization or earnings of any subsidiary which is an exempt wholesale generator (EWG) or foreign utility company (FUCO) upon the registered holding company system "if Rules 53(a), (b) and (c) are satisfied." National Grid Group plc currently meets all of the conditions of Rule 53(a), except for clauses (1) and (2)./fn1/ Due to the level of National Grid Group plc's aggregate investment in EWGs and FUCOs and the lack of U.S. GAAP books and records for its FUCO investments, National Grid Group plc cannot comply with Rule 53(a) and consequently, it must demonstrate that it complies with Rule 53(c).

     National Grid Group plc's aggregate investment, as defined in Rule 53
(a), in EWGs and FUCOs as of September 30, 2000, was $4,034,303,800. As of September 30, 2000, National Grid Group plc's consolidated retained earnings calculated in accordance with U.S. GAAP was $3,296,256,000. Consequently, National Grid Group plc's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 122% as of September 30, 2000./fn2/ In the Commission's March Order, National Grid Group plc was authorized to invest $3,532 million plus up to 50% of its retained earnings in EWGs and FUCOs.

     The Applicants also note that none of the conditions described in paragraph (b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any National Grid Group plc associate company in which a plan of reorganization has not been confirmed, (2) the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods, and (3) in the past fiscal year, National Grid Group plc has not reported operating losses attributable to its direct or indirect investments in EWGs and FUCOs. Indeed, National Grid Group plc's interests in EWGs and FUCOs have contributed positively to its consolidated earnings during the period since the March Order.

____________________

     1 As the Commission noted in the March Order, National Grid Group plc has preexisting foreign operations and cannot at this time commit to maintain the books and records of these interests in conformity with U.S. GAAP. National Grid Group plc will, however, comply full with the substantive provisions of Rule 53.

     2 National Grid Group plc's consolidated capitalization was 33.5% common stock and 66.5% debt as of September 30, 2000. National Grid USA's consolidated capitalization was 65% common stock (net of good will), 2% preferred stock, and 33% debt as of September 30, 2000.

     National Grid Group plc is in full compliance with the conditions of Rule 53 (c). Under Rule (c), "[a]n applicant that is unable to satisfy the requirements of paragraphs (a) and (b) of this section must affirmatively demonstrate that the proposed issue and sale of a security to finance the acquisition of an exempt wholesale generator, or the guarantee of a security of an exempt wholesale generator (1) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (2) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers."

     The action requested in the instant filing will not have an adverse effect on the financial integrity of National Grid Group plc system, or an adverse impact on National Grid Group plc's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

     The lack of any adverse effect associated with National Grid Group plc's current financing plan was fully demonstrated in National Grid Group plc's Application in File No. 70-9519 and confirmed by the Commission in its March Order. The financing transactions proposed in the instant filing do not require a different conclusion. The March Order notes that in its application National Grid Group plc demonstrated (1) that it had an investment grade credit rating, (2) a history of positive contributions to earnings from National Grid Company (the most significant part of National Grid Group plc's FUCO operations), (3) that the application contained various commitments by National Grid Group plc to maintain its financial strength, and (4) that the public utility subsidiaries in National Grid Group plc system were insulated from the direct effects of the EWG and FUCO investments. Lastly, the application noted that National Grid Group plc has demonstrated expertise and sound management skills with respect to its operation of the high voltage system in England and Wales and that its project review procedures are stringent. Based on all these factors, the Commission found in the March Order that "National Grid Group plc has made the requisite showing under rule 53 (c)."/fn3/

     Given National Grid Group plc's continued compliance with the terms of the March Order, the Commission should find the terms of Rule 54 satisfied.










     3 March Order at 64

SIGNATURES

   Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this Post-Effective Amendment No. 7, Commission's File No. 70-9089, to be signed on its behalf by the undersigned officers thereunto duly authorized.

     NATIONAL GRID USA
     NATIONAL GRID USA SERVICE COMPANY, INC.
     NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION
     NEW ENGLAND ENERGY INCORPORATED
     NEW ENGLAND HYDRO-TRANSMISSION CORPORATION
NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.
     NEW ENGLAND POWER COMPANY


          s/ John G. Cochrane
     By ______________________________
          John G. Cochrane
          Treasurer



     GRANITE STATE ELECTRIC COMPANY
     MASSACHUSETTS ELECTRIC COMPANY
     NANTUCKET ELECTRIC COMPANY
     THE NARRAGANSETT ELECTRIC COMPANY


          s/ Nancy B. Kellogg
     By _______________________________
          Nancy B. Kellogg
          Assistant Treasurer




Date: April 24, 2001